Exhibit 99.1

By email	Jan Willem de Groot
ProQR Therapeutics N.V.	Advocaat | Partner
Attn. the Board	T +31 20 605 6962
Zernikedreef 9	M +31 6 1851 6628
2333CK LEIDEN	E j.w.de.groot@houthoff.com
THE NETHERLANDS	Postbus 75505 1070 AM Amsterdam
Gustav Mahlerplein 50 1082 MA Amsterdam

Amsterdam, August 19, 2025
Our ref: 3076380002/38683939.5

Dear members of the Board,

We write to you on behalf of Van Herk Investments B.V. ("VHI"), a shareholdwer of ProQR Therapeutics N.V. (the "Company") representing a shareholding of 11.6% in the Company. This letter serves as a follow-up to the letter sent by VHI to the board of the Company (the "Board") on 23 May 2025 (the "Letter").

In the Letter, which was delivered in advance of the annual general meeting of the Company (the “AGM”) held on 3 June 2025, VHI formally expressed its serious concerns regarding, among other things, the proposed reappointments of Mr. James Shannon ("Shannon") and Mr. Daniel de Boer ("De Boer") and urged the Board to both adhere to the Company’s own governance framework and to withdraw the relevant agenda items. VHI believed that it was not the only large shareholder to voice its concerns that the Board proposed the reappointment of Shannon in lieu of compliance with its own governance rules. At the time, VHI had hoped that such clear shareholder feedback would have compelled the Board to take actions consistent with proper corporate governance and address these concerns.

During the AGM, VHI again raised its concerns regarding the reappointments and requested clarification as to the rationale behind the proposed reappointments, particularly considering the Company’s ongoing underperformance and clear failure to comply with the Dutch Corporate Governance Code ("CGC") and the Company’s Board Rules ("Board Rules").

Unfortunately, the concerns expressed by shareholders during the AGM were not meaningfully addressed by the Board in advance of the AGM, and the Board has since reverted back to its status quo by failing to offer any meaningful justification for the decisions taken. This lack of engagement leads VHI to believe the Board remains unwilling to adhere to its own governance framework or to engage constructively with its shareholders regarding their well-founded concerns in a way that results in necessary change.

Houthoff is de handelsnaam van Houthoff Coöperatief U.A., statutair gevestigd te Amsterdam (KvK Amsterdam nr. 34216182). De algemene voorwaarden van Houthoff, waarin een beperking van aansprakelijkheid, de toepasselijkheid van Nederlands recht en de exclusieve bevoegdheid van de rechtbank te Amsterdam zijn bedongen, zijn op alle opdrachten van toepassing. De algemene voorwaarden worden op verzoek toegezonden, maar zijn eveneens te vinden op www.houthoff.com

Houthoff is the trade name of Houthoff Coöperatief U.A. with registered office in Amsterdam (Chamber of Commerce Amsterdam no. 34216182). Houthoff's general terms and conditions, which stipulate a limitation of liability, the applicability of Dutch law and the exclusive jurisdiction of the District Court of Amsterdam, the Netherlands, are applicable to all services performed. A copy of the general terms and conditions is available on request or at www.houthoff.com

In the view of VHI, the following issues constitute well-founded reasons to doubt the soundness of the Company's governance and policies as driven by the Board:

-	The reappointment of Shannon contradicts the explicit assurance given at the 2024 AGM that his term would not be extended beyond 2026. The reappointment not only undermines the credibility of the Board’s communications with shareholders but also raises questions about the Board’s integrity and accountability.

-	Shannon’s reappointment extends his cumulative tenure to thirteen years, in direct contravention of the Board Rules and the CGC, which limit such terms to ten years. The Board has failed to provide specific and sufficient justification for exceeding a cumulative term of eight years, as required by the CGC.

-	Several non-executive directors have served since 2012–2014, and the Company has failed to present any credible plan for leadership transition or Board rotation. The longstanding composition can fairly be believed to have contributed to a lack of renewal in governance practices and insufficient oversight, which in turn has contributed to the Company’s underperformance.

-	Since its IPO, the Company has undergone three major strategic reorientations, none of which has delivered the results promised by the Board and Company management. The Company’s public record makes clear that key partnerships have stagnated, business development deals have not materialized, and clinical progress remains slow.

-	Despite this dismal track record, the same leadership remains in place. The Board’s inaction in addressing these issues demonstrates an unwillingness to critically assess its own performance or to take corrective action.

-	Further, despite the lacking performance, the Board has continued to award maximum short and long term incentive bonuses to senior management. VHI sees no credible basis for such awards under the current compensation scheme, given the disappointing short and long-term development of the Company and the lack of individual performance by the Executive Directors that would justify such bonuses. This raises serious concerns about the effectiveness and independence of the compensation committee, particularly given that it is chaired by a dependent Board member.

These issues, taken together, reflect a pattern of ineffectual and non-compliant governance.

VHI therefore calls on the Board to immediately take the following steps, in order to restore stakeholder confidence in its governance practices and to avoid further (legal) action:

-	The Board publicly announces that Shannon and De Boer will only serve their current terms until the 2026 AGM, at which point their potential reappointments will be considered in consultation with shareholders.

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-	The Board publicly provides a clear explanation of the rationale for the reappointment of De Boer, including how this reappointment aligns with the Company and its stakeholders' long-term interests. In this context, VHI is open to consider the possibility of an extension for De Boer beyond 2026, provided that his performance and adherence to governance expectations over the coming period give sufficient reason to do so.

-	The Board publicly commits to presenting a structured and transparent plan for board rotation in advance of the 2026 AGM.

-	The Board publicly commits to future compliance with the Board Rules, the CGC and the highest standards of Dutch and U.S. corporate governance generally.

Should the Board fail to take these steps, VHI reserves all rights to take further steps to protect its interests in the Company. For the avoidance of doubt, this letter serves as a letter of objection (bezwarenbrief) as prescribed by Article 2:349, section 1, of the Dutch Civil Code.

VHI reserves all rights.

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